UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION

13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-174197

NOVA SCOTIA POWER INCORPORATED

(Exact name of Registrant as specified in its charter)

1223 Lower Water St., B-6th Floor

P.O. Box 910

Halifax, Nova Scotia

B3J 3S8

(902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

Debt Securities

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A.	Nova Scotia Power Incorporated (the “Company”), a company incorporated under the laws of the Province of Nova Scotia, first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) on July 15, 2010, when the Company filed a registration statement on Form F-9 with the Securities and Exchange Commission (the “Commission”), pertaining to the registration of offers and sales of its debt securities (the “Debt Securities”), which became automatically effective.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and it has filed at least one annual report (on Form 40-F) under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.	Foreign Listing and Primary Trading Market

A.	The Debt Securities have never been listed, traded or quoted on any securities exchange.

B.	Not applicable.

C.	Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of November 22, 2011, the number of holders of the Debt Securities identified as being United States residents was 42. The Company relied on the assistance of Broadridge Investor Communications Solutions to determine the number of holders of the Debt Securities who are United States residents.

Item 7.	Notice Requirement

A.	On December 12, 2011, the Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act.

B.	The Company published the notice referred to in Item 7.A by means of a press release in the United States issued through PR Newswire. In addition, the notice is attached as an exhibit to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice required by Rule 12h-6(h) disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nova Scotia Power Incorporated has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Nova Scotia Power Incorporated certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NOVA SCOTIA POWER INCORPORATED

By:	/s/ Robert R. Bennett
Name: Robert R. Bennett
Title: President and Chief Executive Officer
Date: December 12, 2011

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